March 4, 2014
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed December 19, 2013
Form 8-K
Filed December 17, 2013
File No. 001-32465
Dear Mr. Gilmore:
This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated February 24, 2014, transmitting a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings. The following represents our response to your comment. For your ease of reference, we have included the text of your original comment in bold text below, followed by our response.
In response to this comment, we have noted that we will make changes to disclosures in future filings. We are doing so in order to address the Staff’s views in a constructive manner and not because we believe our prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.
Form 8-K filed December 17, 2013
Staff Comment:
Your disclosures include a full non-GAAP income statement, which appears to be provided for the purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. We believe this may cause undue prominence to the non-GAAP information. Please confirm for us that you will revise your disclosures in future filings such that a full non-GAAP income statement is not included and your reconciliations are disclosed in a different format. We refer you to question 102.10 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Staff Comment:
We respectfully acknowledge the Staff’s comment and confirm that in future filings we will revise our disclosures such that a full non-GAAP income statement is not included and our reconciliations are disclosed in a format different than that included in our Form 8-K filed December 17, 2013.

*******

Patrick Gilmore

In responding to the Staff’s comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me by telephone (408-232-7299), facsimile (408-232-7841) or email (marc.rothman@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Marc E. Rothman
Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.

cc:    Melissa Kindelan, Staff Accountant
(Securities & Exchange Commission)

Paul Galant, Chief Executive Officer
Albert Liu, EVP, Corporate Development & General Counsel
(VeriFone Systems, Inc.)

Jeff Lang
Matthew Dale
(Ernst & Young, LLP)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)